Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30TH SEPTEMBER 2008

										(Rs.in lacs except as stated)
						Previous						Previous
				Half Year		accounting Year		Quarter		Half Year	Half Year	accounting
		Quarter ended	Quarter ended	ended	Half Year ended	ended		ended	Quarter ended	ended	ended	Year ended
S.		30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008		30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	Segment Information	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	(a) Net Sales/Income from Operations	373,865	354,290	670,308	665,790	1,267,198	1. Segment Revenue
	(b) Other Operating Income	1,930	172	2,104	1,511	3,571	a) Copper	345,963	341,975	622,214	644,285	1,236,763
	Total Income	375,795	354,462	672,412	667,301	1,270,769	b) Others	44,232	14,915	71,265	25,957	46,645
2	Expenditure						Total	390,195	356,890	693,479	670,242	1,283,408
	a. Increase/decrease in stock in trade and work in progress	4,676	37,873	4,463	5,662	(13,080)	Less: Inter Segment Revenues	16,330	2,600	23,171	4,452	16,210
	b. Consumption of raw materials#	305,308	278,906	546,938	581,246	1,122,653	Net Sales/Income from Operations	373,865	354,290	670,308	665,790	1,267,198
	c. Purchases of traded goods	81	—	81	192	208
	d. Employees Cost	2,301	1,670	4,437	3,294	6,618
	e. Depreciation	3,652	3,463	7,201	6,885	13,898
	f. Other expenditures	20,909	19,027	42,012	32,306	64,969
	g. Total	336,927	340,939	605,132	629,585	1,195,266
3	Profit from Operations before Other Income, Interest & Exceptional Items	38,868	13,523	67,280	37,716	75,503
4	Other Income	18,245	15,192	35,888	18,938	56,668
5	Profit before Interest & Exceptional Items	57,113	28,715	103,168	56,654	132,171
6	Interest & Finance Charges	4,048	4,363	8,361	8,133	16,445	2. Segment Results
7	Profit after Interest but before Exceptional Items	53,065	24,352	94,807	48,521	115,726
8	Exceptional Items	1,000	—	1,000	—	5,279	(Profit before tax & interest)
9	Profit from ordinary activities before tax	52,065	24,352	93,807	48,521	110,447	a) Copper	30,115	12,647	47,310	32,741	71,240
10	Provision For —Current tax (net)	5,647	3,584	13,118	7,564	13,227
	—Deferred Tax (Credit)	96	(540)	(1,451)	(516)	1,970	b) Others	9,842	5,303	22,083	8,978	6,590
	—Fringe benefit tax	29	21	54	40	87	c)Other unallocable income/expenses (net)	17,156	10,765	33,775	14,935	54,341
11	Net Profit from ordinary activities after Tax	46,293	21,287	82,086	41,433	95,163	Total	57,113	28,715	103,168	56,654	132,171
12	Extra Ordinary Items (net of tax)	—	—	—	—	—	Less : Interest & Finance Charges	4,048	4,363	8,361	8,133	16,445
13	Net Profit for the period	46,293	21,287	82,086	41,433	95,163
14	Paid-up equity share capital (Face value of Rs. 2 each)	14,170	14,170	14,170	14,170	14,170	Less: Exceptional items	1,000	—	1,000	—	5,279
15	Reserves excluding revaluation reserves (As per balance sheet of previous accounting year )					1,302,332	Profit before Tax	52,065	24,352	93,807	48,521	110,447
16	Earning Per Share (Rs.) (Not annualised)*
	Basic and diluted EPS before Extraordinary items	6.53 *	3.32 *	11.59 *	6.46 *	14.10	3. Capital Employed
	Basic and diluted EPS after Extraordinary items	6.53 *	3.32 *	11.59 *	6.46 *	14.10	(Segment Assets less Segment Liabilities)
							a) Copper	455,290	357,682	455,290	357,682	393,237
17	Public Shareholding (Excluding shares against which ADRs/GDRs are issued)						b) Others	41,699	26,017	41,699	26,017	29,375
	Number of Shares	173,852,692	117,180,406	173,852,692	117,180,406	154,625,740	c) Unallocated	870,158	908,696	870,158	908,696	893,891
	Percentage of Shareholding	24.54%	20.93%	24.54%	20.93%	21.82%	Total	1,367,147	1,292,395	1,367,147	1,292,395	1,316,503
	# Comprises (net) of exchange difference — Rs. 17,249 lacs in Q2 2008, Rs. (7,590) lacs in Q2 2007, Rs. 23,039 lacs in H1 2008, Rs.(29,304) lacs In H1 2007 & Rs. (25,182) lacs in FY 2007-08

Notes:

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 23rd October, 2008 approved the above results and its release.

2	a) Out of the ADS proceeds of Rs. 8,05,093 lacs, so far the Company has utilised Rs. 3,08,100 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

The unutilised proceeds of ADS & right issue have been temporarily invested in Debt mutual funds.

3	During the period, the Company incorporated “Sterlite (USA) Inc.” as its wholly owned subsidiary.

4	Talwandi Sabo Power Limited has become 100% subsidiary with effect from 1st September 2008 through its subsidiary Sterlite Energy Limited.

5	During the quarter & half year ended 30th September 2008, the Company has paid Rs. 78,500 lacs & Rs. 98,500 lacs respectively, towards share application in equity shares of its Subsidiary.

6	Arising from the announcement of The Institute of Chartered Accountants of India on March 29, 2008, the Company had chosen for adoption of Accounting Standard (AS) — 30, “Financial Instruments: Recognition & Measurement”, in its entirety during the quarter ended March 31, 2008. The figures of corresponding quarter & half year of the previous year have not been restated. As a result the same are not comparable.

7	Exceptional Item of Rs. 1,000 lacs for the quarter & half year ended 30th September 2008 represents provision for any possible liability on account of guarantees given to Banks and Financial Institutions for the loans taken by other Company.

8	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) & have been subjected to “Limited Review” by the Auditors of the Company.

9	“Others” business segment comprises of Phosphoric Acids & Aluminium Foils.

10	Previous Period/Year figures have been regrouped / rearranged wherever necessary.

11	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended 30th September 2008: Beginning NIL, Received 23 , Disposed off 23 , Pending NIL.
By order of the Board

Place: Mumbai	Anil Agarwal

Dated : 23rd October, 2008	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.

☐ Attributable PAT up 18% at Rs. 127,694 Lacs	☐ Significant reduction in unit production costs in Zinc and Copper
☐ Refined zinc production up 30% at 122,000 MT	☐ Copper plant was awarded IEI Safety Innovation award 2008 from Institute of Engineers India
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30TH SEPTEMBER 2008

		(Rs. in Lacs except as stated)
						Previous						Previous
						accounting Year		Quarter		Half Year	Half year	accounting
		Quarter ended	Quarter ended	Half Year ended	Half year ended	ended		ended	Quarter ended	ended	ended	Year ended
S.		30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008		30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	Segment Information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	659,377	656,713	1,236,386	1,270,627	2,470,536	1. Segment Revenue
	(b) Other Operating Income	21,722	4,602	25,213	22,118	34,131	a) Copper	345,853	341,874	622,000	644,081	1,236,363
	Total Income	681,099	661,315	1,261,599	1,292,745	2,504,667	b) Aluminium	111,724	104,579	228,461	210,104	416,955
2	Expenditure						c) Zinc & Lead	172,124	197,728	333,984	394,120	784,553
	a. Increase/decrease in stock in trade and work in progress	10,520	43,804	(1,016)	3,396	(9,894)
	b. Consumption of raw materials#	329,937	291,367	590,021	610,474	1,186,812	d) Others	46,492	15,615	76,031	27,257	49,869
	c. Purchases of traded goods	81	—	81	192	208	Total	676,193	659,796	1,260,476	1,275,562	2,487,740
	d. Employees Cost	19,263	14,864	37,570	29,652	65,920	Less: Inter Segment Revenues	16,816	3,083	24,090	4,935	17,204
	e. Depreciation	16,665	20,463	33,212	40,776	59,504	Net Sales/Income from Operations	659,377	656,713	1,236,386	1,270,627	2,470,536
	f. Power, Fuel & water	60,938	41,179	109,321	79,531	167,722
	g. Other expenditures	75,136	68,916	154,251	135,188	272,947
	h. Total	512,540	480,593	923,440	899,209	1,743,219
3	Profit from Operations before Other Income, Interest & Exceptional Items	168,559	180,722	338,159	393,536	761,448
4	Other Income	39,483	27,727	76,238	45,220	122,481
5	Profit before Interest & Exceptional Items	208,042	208,449	414,397	438,756	883,929
6	Interest & Finance Charges	5,805	6,429	14,547	15,975	31,862	2. Segment Results
7	Profit after Interest but before Exceptional Items	202,237	202,020	399,850	422,781	852,067
8	Exceptional Items	1,000	—	1,000	—	5,279	(Profit before tax & interest)
9	Profit from ordinary activities before tax	201,237	202,020	398,850	422,781	846,788	a) Copper	46,915	20,755	72,320	46,889	102,167
10	Provision For —Current tax (net)	25,303	44,056	61,499	94,663	176,020	b) Aluminium	22,687	19,389	62,564	48,684	117,934
	—Deferred Tax (Credit)	3,703	453	5,465	2,261	23,357	c) Zinc & Lead	90,403	143,991	183,496	298,104	539,078
	—Fringe benefit tax	150	141	267	198	451	d) Others	11,013	5,498	24,438	9,148	6,522
	MAT Credit Charge/ (Entitlement)	—	—	—	—	10,442	e) Other unallocable income/expenses (net)	37,024	18,816	71,579	35,931	118,228
11	Net Profit from ordinary activities after Tax	172,081	157,370	331,619	325,659	636,518	Total	208,042	208,449	414,397	438,756	883,929
12	Extra Ordinary Items (net of tax)	—	—	—	—	—	Less : Interest & Finance Charges	5,805	6,429	14,547	15,975	31,862
13	Net Profit for the period	172,081	157,370	331,619	325,659	636,518
14	Minority Interest	44,248	49,109	88,945	103,107	196,160	Less: Exceptional items	1,000	—	1,000	—	5,279
15	Share in the Profit/(Loss) of Associates	(139)	13	128	13	(421)	Profit before Tax	201,237	202,020	398,850	422,781	846,788
16	Net Profit after tax attributable to Consolidated Group	127,694	108,274	242,802	222,565	439,937	3. Capital Employed
17	Paid-up equity share capital (Face value of Rs. 2 each)	14,170	14,170	14,170	14,170	14,170	(Segment Assets less Segment Liabilities)
18	Reserves excluding revaluation reserves (As per balance sheet of previous accounting year )					2,216,068	a) Copper	493,301	430,623	493,301	430,623	478,356
19	Earning Per Share (EPS) (Rs.) (Not Annualised)*						b) Aluminium	463,369	421,266	463,369	421,266	490,740
							c) Zinc & Lead	467,708	396,026	467,708	396,026	452,467
	Basic and diluted EPS before Extraordinary items	18.02 *	15.28 *	34.27 *	34.71 *	65.19	d) Others	352,023	138,404	352,023	138,404	232,156
	Basic and diluted EPS after Extraordinary items	18.02 *	15.28 *	34.27 *	34.71 *	65.19	e) Unallocable	1,314,527	1,100,435	1,314,527	1,100,435	1,138,875
							Total	3,090,928	2,486,754	3,090,928	2,486,754	2,792,594
20	Public Shareholding (Excluding shares against which ADRs/GDRs are issued)
	Number of Shares	173,852,692	117,180,406	173,852,692	117,180,406	154,625,740
	Percentage of Shareholding	24.54%	20.93%	24.54%	20.93%	21.82%
	# Comprises (net) of exchange difference — Rs. 15,628 lacs in Q2 2008, Rs. (9,117) lacs in Q2 2007,Rs.21,515 lacs in H1 2008, Rs. (28,719) lacs in H1 2007 & Rs. (26,953) lacs in FY 07-08

Notes:-

1	The standalone & consolidated results for the quarter & half year ended 30th September, 2008 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 23rd October, 2008 approved the above results and their release.

2	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com

3	Talwandi Sabo Power Limited has become 100% subsidiary with effect from 1st September 2008 through its subsidiary Sterlite Energy Limited.

4	a) Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements”. The subsidiaries consolidated are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited, Fujairah Gold FZE and Talwandi Sabo Power Limited.

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard on Accounting for investment in Associates in Consolidated Financial Statements (AS 23).

5	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) & have been subjected to “Limited Review” by the Auditors of the Company.

6	a) Out of the ADS proceeds of Rs. 8,05,093 lacs, so far the Company has utilised Rs. 3,08,100 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

The unutilised proceeds of ADS & right issue have been temporarily invested in Debt mutual funds.

7	a) In order to follow uniform accounting policy in line with those of the company, in preparation of Consolidated Financial Statement as per Accounting Standard 21, from the quarter ended 31st March, 2008, depreciation on new plant and machinery in aluminium business has been provided at Straight Line Method rates as against the Written Down Value Method rates. Consequent to this, depreciation charge for the quarter & half year ended 30th september, 2008 is lower by Rs. 4,433 lacs (net of tax Rs. 2,926 lacs) & Rs. 8,829 lacs (net of tax Rs. 5,828 lacs) respectively as compared to the amount of depreciation that would have been charged if there was no change in the method.

b) Arising from the announcement of The Institute of Chartered Accountants of India on 29th March 2008, the Company had chosen for adoption of Accounting Standard (AS) — 30, “Financial Instruments: Recognition & Measurement”, in its entirety during the quarter ended 31st March 2008. The figures of corresponding quarter & half year of the previous year have not been restated.

c) The figures of corresponding quarter & half year ended 30th september 2007 are not comparable to the extent as mentioned in 7 (a) & (b) above.

8	Exceptional Item of Rs. 1,000 lacs for the quarter & half year ended 30th September 2008 represents provision for any possible liability on account of guarantees given to Banks and Financial Institutions for the loans taken by other Company.

9	Other operating income of corresponding half year ended 30th September 2007 and previous accounting year ended 31st March, 2008 includes a sum of Rs 13,048 lacs (net of tax Rs. 8,613 lacs) being excess royalty liability written back based on decision of the Rajasthan High Court in respect of Zinc operations.

10	Investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 117 lacs and Rs. 234 lacs respectively for the quarter and half year ended 30th september 2008.

11	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite and various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Power other than captive power. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

12	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended 30th September 2008: Beginning NIL, Received 23 , Disposed off 23 , Pending NIL.

13	Previous Period/Year figures have been regrouped / re-arranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 23rd October, 2008	Chairman